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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                   _____________

                                     FORM 8-A/A


                                  AMENDMENT NO. 1

                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                      PURSUANT TO SECTION 12(b) OR (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                             WYNN'S INTERNATIONAL, INC.
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                (Exact Name of Registrant as Specified in Its Charter)



          DELAWARE                                    95-2854312
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     (State of Incorporation                        (I.R.S. Employer
        or Organization)                            Identification No.)


500 NORTH STATE COLLEGE BLVD., SUITE 700
ORANGE, CALIFORNIA                                         92868
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(Address of principal executive offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                   NAME OF EACH EXCHANGE
TITLE OF EACH CLASS                ON WHICH EACH CLASS IS
TO BE SO REGISTERED                TO BE REGISTERED
--------------------               ------------------------
PREFERRED STOCK PURCHASE           NEW YORK STOCK EXCHANGE
RIGHTS

Securities to be registered pursuant to Section 12(g) of the Act:

                                        NONE

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     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its registration statement on Form 8-A dated March 3, 1989, with respect to its Preferred Stock Purchase Rights, as set forth in the pages attached hereto:

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

          At the meeting of the Board of Directors of Wynn's International, Inc.
(the "Company") on August 5, 1998, the Board approved an amendment to the Junior
Participating Preferred Stock purchase rights (as amended, the "Rights") that were initially distributed to holders of the common stock of the Company
("Common Stock") on March 15, 1989 (the "Record Date").

          The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of the First Amended Rights Agreement (the "Rights Agreement") dated as of August 5, 1998 by and between the Company and ChaseMellon Shareholder
Services, L.L.C., as Rights Agent (the "Rights Agent").

          RIGHTS OF PREFERRED STOCK UPON EXERCISE; PURCHASE PRICE

          Under the Rights Agreement, each outstanding share of the Company's
Common Stock is accompanied by one Right, which upon exercise, entitles the registered holder to purchase from the Company, initially, one one-hundredth of a share of Junior Participating Preferred Stock (the "Preferred Shares") at a price of $100 (the "Purchase Price"), subject to adjustment. In addition, the Company has authorized the issuance of one Right with respect to each additional share of Common Stock that shall become outstanding between said date and the earliest of the Distribution Date, the Expiration Date (as such terms are hereinafter defined) or the date, if any, on which Rights may be redeemed.

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 100 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share and will be entitled to an aggregate payment per share of 100 times the payment made per share of Common
Stock. Each Preferred Share will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive
100 times the amount received per share of Common Stock.

          Because of the nature of the Preferred Shares' dividend and liquidation rights, the value when issued of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

          COMMON STOCK CERTIFICATES REPRESENTING RIGHTS

          Until the close of business on the earlier of the (i) tenth business day after the date of the first public announcement that a person (other than the Company or a subsidiary or employee benefit plan of the Company), together with its affiliated and associated persons (an

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"Acquiring Person"), has acquired, or obtained the right to acquire, in a transaction or series of transactions not approved in advance by the Company's Board of Directors, beneficial ownership of 25 percent or more of the Company's general voting power (the date of such announcement being called the "Stock Acquisition Date") or (ii) tenth business day after the date of the commencement of a tender or exchange offer by any person (other than the Company or a subsidiary or an employee benefit plan of the Company), or the first public announcement (the date of such commencement or announcement being called the "Offer Date") of the intent of such a person to commence a tender or exchange offer, upon the successful consummation of which such person, together with its affiliated and associated persons, would be the beneficial owner of 30 percent or more of the Company's general voting power (the tenth Business Day after the first to occur of a Stock Acquisition
Date or an Offer Date being called the "Distribution Date" unless the Company's Board of Directors declares that the tenth Business Day after the occurrence of an Offer Date shall not be considered a Distribution Date) the Rights will be evidenced by the certificates representing the Common Stock.
The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), Common
Stock certificates issued after the record date upon transfer or new issuance of shares of Common Stock will contain a legend incorporating the Rights
Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding on or after the record date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          ISSUANCE OF RIGHT CERTIFICATES

          As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          EXPIRATION OF RIGHTS

          The Rights are not exercisable until after the Distribution Date.  The
Rights will expire on March 3, 2009 (the "Expiration Date"), unless earlier redeemed by the Company as described below.

          ADJUSTMENT TO PREVENT DILUTION

          The Purchase Price payable, and number of shares of stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, consolidation, combination, split, reverse split or reclassification of, Common Stock, (ii) upon the grant to holders of Common
Stock of certain rights or warrants to subscribe for Common Stock or securities convertible into Common Stock or rights to acquire Common Stock at less than the current market price of Common Stock or (iii) upon the distribution to holders of Common Stock of evidences of indebtedness or other assets (excluding dividends payable in Common Stock and regular periodic cash dividends) or of subscription rights or warrants (other than those referred to

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above). Equivalent adjustments are provided for in case of any such events relating to the Preferred Stock.

          RIGHT TO PURCHASE COMMON STOCK OF ACQUIRING COMPANY

          A Qualified Offer is a tender offer or exchange offer for all outstanding Common Stock which is determined by the non-management directors to be fair to and otherwise in the best interests of the Company and its stockholders.

          In the event that, at any time after the tenth business day after a Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction (other than a merger which follows a Qualified Offer at the same or a higher price) or 50 percent or more of its assets or earning power is sold, proper provision shall be made so that each holder of a Right shall, on and after the later of (I) the date of the occurrence of any such event or (II) the date of the expiration of the period within which the Rights may be redeemed as indicated below, have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right.

          RIGHT TO RECEIVE COMMON STOCK ADJUSTMENT

          Except for a Qualified Offer or a merger which follows a Qualified
Offer at the same or a higher price, in the event that (i) an Acquiring Person merges into or otherwise combines or consolidates with the Company and the Company is the surviving corporation in such merger or other business combination and its Common Stock remains outstanding and unchanged, (ii) an Acquiring Person engages in one or more self-dealing transactions specified in the Rights Agreement, (iii) a person (other than the Company, an Exempt Person, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or a person who acquires 25 percent or more of the general voting power of the Company in connection with a transaction or series of transactions approved prior to such transaction or transactions by the Board of Directors of the Company) alone, or together with his, her or its affiliates or associates, becomes the beneficial owner of a number of the outstanding shares of the Company's stock having in the aggregate
25 percent or more of the general voting power of the Company or (iv) during such time as there is an Acquiring Person, any of certain events specified in the Rights Agreement occurs which results in such Acquiring Person's ownership interest being increased by more than one percent, then, and in each such case, proper provision shall be made so that each holder of a Right (except as described herein), shall, on and after the later of (x) the date of the occurrence of any such event or (y) the date of the expiration of the period within which the Rights may be redeemed as indicated below, have the right to receive upon exercise that number of shares of Common Stock or equivalents having a market value of two times the exercise price of the Right. The holder of any Rights that are, or were, beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or certain transferees there which engaged in, or realized the benefit of, an event or transaction or transactions described in this paragraph, shall not be entitled to the benefit of the adjustment described in this paragraph.

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          CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. No fractional shares will be issued and in lieu thereof an adjustment in cash will be made based on the market price of Common
Stock on the last trading date prior to the date of exercise.

          REDEMPTION

          Up to and including the tenth business day after a Stock Acquisition
Date, the Company may redeem the rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The Company may, under certain circumstances, amend the Rights Agreement to extend this ten business day period. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing
Directors. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make an announcement thereof and, upon such announcement, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board immediately prior to the time that any Person became an Acquiring Person, or any member of the Board of Directors who becomes a member of the Board subsequent to the time that any Person shall become an Acquiring Person if such person is recommended or approved by a majority of the Continuing Directors then in office, but shall not include an Acquiring Person, or any representative of such Acquiring Person.

          AMENDMENT OF RIGHTS AGREEMENT

          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. From and after the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement, except that (i) no time period may be adjusted after such time as there is an Acquiring Person unless a majority of Continuing Directors approve and (ii) the duration of the Rights may not be shortened without the written consent of the registered holders thereof.

          EXCHANGE

          At any time after the Distribution Date and prior to the acquisition, by a person or group, of 50 percent or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group) in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

          NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company with respect to a Right held, including, without limitation, no right to vote or to receive dividends.

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ITEM 2.   EXHIBITS

          Form of First Amended Rights Agreement dated as of August 5, 1998 between Wynn's International, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit A the form of Right Certificate.

                               SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 11, 1998          WYNN'S INTERNATIONAL, INC.


                                   By:       /s/  John W. Huber
                                         --------------------------------------

                                   Name:          John W. Huber
                                         --------------------------------------

                                   Title: President and Chief Operating Officer
                                         --------------------------------------

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                                     EXHIBIT INDEX
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
Exhibit No.
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
    2.1        Form of First Amended Rights Agreement dated as of August 5, 1998 between Wynn's International, Inc. and ChaseMellon Shareholder
               Services, L.L.C., as Rights Agent, which includes as Exhibit A the form of Right Certificate, Exhibit B the Form of Summary of
               First Amended Rights, and Exhibit C the Form of Certificate of
               Designations of Junior Participating Preferred Stock of Wynn's
               International, Inc.